

東方有色集團有限公司
ONFEM HOLDINGS LIMITED


03050786

30th April, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

SUPPL

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of each of the following documents of the Company for your attention:

1. annual report of the Company for the year 2002;
2. circular in respect of termination of the existing share option scheme, approval of new share option scheme and general mandates to issue and to repurchase shares;
3. proxy form.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED


PROCESSED
MAY 29 2003
THOMSON
FINANCIAL
SEC MAIL
PROCESSING
WASH. D.C.
SECTION
5/27

Eva Siu
Enclosures

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823



東方有色集團有限公司
ONFEM HOLDINGS LIMITED

30th April, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of each of the following documents of the Company for your attention:

1. annual report of the Company for the year 2002;
2. circular in respect of termination of the existing share option scheme, approval of new share option scheme and general mandates to issue and to repurchase shares;
3. proxy form.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures



SEC MAIL
RECEIVED
PROCESSING
MAY 07 2003
WASH. D.C.
SECTION

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

東方有色集團有限公司 *

(於百慕達註冊成立之有限公司)

FORM OF PROXY

(Annual General Meeting to be held on Thursday, 29 May 2003)

I/We ______________________________

of ______________________________

____

being the registered holder(s) of *(Note 1)* __________ shares of HK$0.10 each in the capital of the above-named company (the "Company") hereby appoint the Chairman of the Annual General Meeting *(Note 2)* or ______________________________

____

as my/our proxy, to act for me/us at the Annual General Meeting of the Company (or at any adjournment thereof) of the holders of the shares of HK$0.10 each in the capital of the Company to be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 29 May 2003 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the Ordinary Resolutions as set out in the Notice convening the said Meeting and at such Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the said Resolutions as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit.

代表委任表格

(於二零零三年五月二十九日星期四舉行之股東週年大會)

本人／吾等 ______________________________

地址為 ______________________________

____

為上述公司(「本公司」)股本中每股面值0.10港元股份 __________ 股(*註1*)之登記持有人，茲委任股東週年大會主席(*註2*)或 ______________________________

____

為本人／吾等之代表，代表本人／吾等出席於二零零三年五月二十九日星期四上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行之股東週年大會(或其任何續會)，藉以考慮並酌情通過該大會通告所載下列之普通決議案，並於該大會(或其任何續會)以本人／吾等之名義按下列指示代表本人／吾等就下述決議案投票或如無任何指示，則本人／吾等之代表可自行酌情投票。

	Resolution	贊成[4] For[4]	反對[4] Against[4]		決議案
1.	To adopt the Audited Consolidated Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2002.	☐	☐	1.	省覽截至二零零二年十二月三十一日止年度之經審核綜合賬目、董事會報告及核數師報告。
2.	(a) To re-elect Mr. Yan Xichuan as a director.	☐	☐	2.	(a) 重選閻西川先生為董事。
	(b) To re-elect Mr. Selwyn Mar as a director.	☐	☐		(b) 重選馬紹援先生為董事。
	(c) To re-elect Mr. Lam Chun, Daniel as a director.	☐	☐		(c) 重選林濬先生為董事。
	(d) To authorise the Directors of the Company to fix the remuneration of directors.	☐	☐		(d) 授權本公司董事會釐定董事之酬金。
3.	To fix the maximum number of directors at 12 and to authorise the Directors of the Company to appoint additional directors up to such maximum number.	☐	☐	3.	設定董事人數上限為十二名，並授權本公司董事會在該限額內委聘新董事。
4.	To re-appoint Messrs. PricewaterhouseCoopers as Auditors for the ensuing year and to authorise the Directors of the Company to fix their remuneration.	☐	☐	4.	續聘羅兵咸永道會計師事務所為來年核數師，並授權本公司董事會釐定其酬金。
5.	To adopt the new share option scheme and to terminate the existing share option scheme.	☐	☐	5.	採納新購股權計劃及終止現有購股權計劃。
6.	To grant a general mandate to the Directors of the Company to allot additional shares not exceeding 20% of the issued share capital of the Company.	☐	☐	6.	授予本公司董事會一般性授權以配發不超過本公司已發行股本20%之額外股份。
7.	To grant a general mandate to the Directors of the Company to repurchase shares of the Company not exceeding 10% of the issued share capital of the Company.	☐	☐	7.	授予本公司董事會一般性授權以購回不超過本公司已發行股本10%之本公司股份。
8.	To extend the general mandate on the issue of additional shares.	☐	☐	8.	擴大發行額外股份之一般性授權。

Dated this __________ day of ________________, 2003.

日期：二零零三年 __________ 月 __________ 日

Shareholder's signature: *(Note 3)* ______________________________

股東簽署(*註3*)：______________________________

* *僅供識別*
* *For identification purpose only*

Notes:

1. Please insert the number of shares in the Company of HK$0.10 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

2. If you wish to appoint a person other than the Chairman of the Meeting as your proxy, please delete the words "the Chairman of the Annual General Meeting" and print the name and address of the person you wish to appoint in the space provided.

3. This form of proxy must be signed by the appointor or his attorney duly authorised in writing, or, if the appointor is a corporation the form of proxy must be executed under its common seal or under the hand of an officer of the corporation duly authorised in that behalf. In the case of joint holders, the signature of any one of them is sufficient but the names of all the joint holders must be stated.

4. Except if otherwise instructed above the proxy will vote or abstain as he thinks fit in relation to all businesses of the Annual General Meeting.

5. This proxy form and the power of attorney, or other authority (if any) under which it is signed (or a notarially certified copy thereof) must be deposited at the Company's principal place of business at 18/F., China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting.

附註：

1. 請填上以 閣下名義登記之本公司每股面值0.10港元之股份數目。如未有填上股數，則本代表委任表格將視為與全部以 閣下名義登記之本公司股份有關。

2. 如擬委任大會主席以外之人士為代表，請刪去「股東週年大會主席」字樣，並在空欄內填上擬委任代表之姓名及地址。

3. 本代表委任表格必須由委任人或其正式書面授權之授權人簽署。如委任人為一有限公司，則代表委任表格須加蓋公司印鑑或經由公司正式授權代表之負責人親筆簽署。如屬聯名持有人，則可由其中任何一位簽署，惟須填上所有聯名持有人之姓名。

4. 除如上述另有指示外，委任代表可自行就股東週年大會之所有事項酌情投票或棄權。

5. 本代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或授權文件副本，最遲須於股東週年大會指定舉行時間四十八小時前送達本公司之主要營業地點，地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓。

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

FORM OF PROXY

(Annual General Meeting to be held on Thursday, 29 May 2003)

I/We ______________________________

of ______________________________

____

being the registered holder(s) of *(Note 1)* ____________ shares of HK$0.10 each in the capital of the above-named company (the "Company") hereby appoint the Chairman of the Annual General Meeting *(Note 2)* or ______________________________

____

as my/our proxy, to act for me/us at the Annual General Meeting of the Company (or at any adjournment thereof) of the holders of the shares of HK$0.10 each in the capital of the Company to be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 29 May 2003 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the Ordinary Resolutions as set out in the Notice convening the said Meeting and at such Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the said Resolutions as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit.

	Resolution	贊成[4] For[4]	反對[4] Against[4]		決議案
1.	To adopt the Audited Consolidated Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2002.			1.	省覽截至二零零二年十二月三十一日止年度之經審核綜合賬目、董事會報告及核數師報告。
2.	(a) To re-elect Mr. Yan Xichuan as a director.			2.	(a) 重選閻西川先生為董事。
	(b) To re-elect Mr. Selwyn Mar as a director.				(b) 重選馬紹援先生為董事。
	(c) To re-elect Mr. Lam Chun, Daniel as a director.				(c) 重選林濬先生為董事。
	(d) To authorise the Directors of the Company to fix the remuneration of directors.				(d) 授權本公司董事會釐定董事之酬金。
3.	To fix the maximum number of directors at 12 and to authorise the Directors of the Company to appoint additional directors up to such maximum number.			3.	設定董事人數上限為十二名，並授權本公司董事會在該限額內委聘新董事。
4.	To re-appoint Messrs. PricewaterhouseCoopers as Auditors for the ensuing year and to authorise the Directors of the Company to fix their remuneration.			4.	續聘羅兵咸永道會計師事務所為來年核數師，並授權本公司董事會釐定其酬金。
5.	To adopt the new share option scheme and to terminate the existing share option scheme.			5.	採納新購股權計劃及終止現有購股權計劃。
6.	To grant a general mandate to the Directors of the Company to allot additional shares not exceeding 20% of the issued share capital of the Company.			6.	授予本公司董事會一般性授權以配發不超過本公司已發行股本20%之額外股份。
7.	To grant a general mandate to the Directors of the Company to repurchase shares of the Company not exceeding 10% of the issued share capital of the Company.			7.	授予本公司董事會一般性授權以購回不超過本公司已發行股本10%之本公司股份。
8.	To extend the general mandate on the issue of additional shares.			8.	擴大發行額外股份之一般性授權。

Dated this __________ day of ____________________, 2003.

Shareholder's signature: *(Note 3)* ______________________________

* 僅供識別
* *For identification purpose only*

東方有色集團有限公司 *

(於百慕達註冊成立之有限公司)

代表委任表格

(於二零零三年五月二十九日星期四舉行之股東週年大會)

本人／吾等 ______________________________

地址為 ______________________________

____

為上述公司(「本公司」)股本中每股面值0.10港元股份 ____________ 股 *(註1)* 之登記持有人，茲委任股東週年大會主席 *(註2)* 或 ______________________________

____

為本人／吾等之代表，代表本人／吾等出席於二零零三年五月二十九日星期四上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行之股東週年大會(或其任何續會)，藉以考慮並酌情通過該大會通告所載下列之普通決議案，並於該大會(或其任何續會)以本人／吾等之名義按下列指示代表本人／吾等就下述決議案投票或如無任何指示，則本人／吾等之代表可自行酌情投票。

日期：二零零三年 __________ 月 __________ 日

股東簽署 *(註3)*： ______________________________

Notes:

1. Please insert the number of shares in the Company of HK$0.10 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

2. If you wish to appoint a person other than the Chairman of the Meeting as your proxy, please delete the words "the Chairman of the Annual General Meeting" and print the name and address of the person you wish to appoint in the space provided.

3. This form of proxy must be signed by the appointor or his attorney duly authorised in writing, or, if the appointor is a corporation the form of proxy must be executed under its common seal or under the hand of an officer of the corporation duly authorised in that behalf. In the case of joint holders, the signature of any one of them is sufficient but the names of all the joint holders must be stated.

4. Except if otherwise instructed above the proxy will vote or abstain as he thinks fit in relation to all businesses of the Annual General Meeting.

5. This proxy form and the power of attorney, or other authority (if any) under which it is signed (or a notarially certified copy thereof) must be deposited at the Company's principal place of business at 18/F., China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting.

附註：

1. 請填上以　閣下名義登記之本公司每股面值0.10港元之股份數目。如未有填上股數，則本代表委任表格將視為與全部以　閣下名義登記之本公司股份有關。

2. 如擬委任大會主席以外之人士為代表，請刪去「股東週年大會主席」字樣，並在空欄內填上擬委任代表之姓名及地址。

3. 本代表委任表格必須由委任人或其正式書面授權之授權人簽署。如委任人為一有限公司，則代表委任表格須加蓋公司印鑑或經由公司正式授權代表之負責人親筆簽署。如屬聯名持有人，則可由其中任何一位簽署，惟須填上所有聯名持有人之姓名。

4. 除如上述另有指示外，委任代表可自行就股東週年大會之所有事項酌情投票或棄權。

5. 本代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或授權文件副本，最遲須於股東週年大會指定舉行時間四十八小時前送達本公司之主要營業地點，地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in ONFEM Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.



ONFEM HOLDINGS LIMITED

東方有色集團有限公司 *

(Incorporated in Bermuda with limited liability)

TERMINATION OF THE EXISTING SHARE OPTION SCHEME APPROVAL OF NEW SHARE OPTION SCHEME AND GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES

A notice convening an annual general meeting of ONFEM Holdings Limited to be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 29th May, 2003 at 10:30 a.m. is enclosed with the 2002 Annual Report. A form of proxy for use at the annual general meeting is also enclosed with the 2002 Annual Report.

Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal place of business in Hong Kong at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not prevent you from attending and voting in person in the annual general meeting or any adjournment thereof if you so wish.

* *For identification purpose only*

29th April, 2003

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"2002 Annual Report"	2002 annual report of the Company;
"AGM"	an annual general meeting of the Company to be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 29th May, 2003 at 10:30 a.m., to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting which is enclosed with the 2002 Annual Report;
"Allotment Date"	the date on which Shares are allotted and issued to a Grantee pursuant to the exercise of the rights attaching to an Option granted and exercised hereunder;
"associate"	shall have the meaning ascribed to it under Rule 1.01 of the Listing Rules;
"Auditors"	the auditors for the time being of the Company or an independent financial adviser appointed by the Company from time to time;
"Board"	the board of directors including independent non-executive directors of the Company or any duly authorised committee thereof;
"business day"	any day (excluding Saturday and Sunday) on which banks in Hong Kong are generally open for business;
"chief executive"	shall have the meaning ascribed to it under Rule 1.01 of the Listing Rules;
"Commencement Date"	in respect of any particular Option, the date on which such Option is deemed to have been granted and accepted in accordance with the terms of the New Share Option Scheme;
"Companies Act"	the Companies Act 1981 of Bermuda, as amended, supplemented or otherwise modified from time to time;

"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;
"Company"	ONFEM Holdings Limited, an exempted company incorporated in Bermuda with limited liability;
"connected person"	shall have the meaning ascribed to it under Rule 1.01 of the Listing Rules;
"Director"	include any person who occupies the position of a director, by whatever name called, of the Company or otherwise as the context may require;
"Eligible Person"	any directors or any employees of any company of the Group and any advisers of, consultants of, contractors to any company of the Group or any person who has any relationship (whether business or otherwise) with any company of the Group or any person whom the Directors consider, in their sole discretion, has contributed or will contribute or can contribute to the Group;
"Employee"	any employee of any company in the Group (including any director of any company in the Group) who is in employment with any company in the Group (whether full-time or part-time) at the time when the Option is granted to such employee;
"Existing Share Option Scheme"	the existing share option scheme adopted by the Company at its annual general meeting on 30th September, 1993;
"General Mandate Resolutions"	the ordinary resolutions to be proposed and passed at the AGM for approving the granting of the Issuance Mandate and the Repurchase Mandate;
"Grantee"	any Eligible Person who accepts the Offer in accordance with the terms of the New Share Option Scheme, or (where the context so permits) the legal personal representative(s) entitled to any such Option in consequence of the death of the original Grantee;
"Group"	the Company and its Subsidiaries;

"Hong Kong"	the Hong Kong Special Administrative Region of The People's Republic of China;
"HK$"	the lawful currency of Hong Kong for the time being;
"Issuance Mandate"	the general and unconditional mandate to the Directors to exercise all the powers of the Company to allot, issue and otherwise deal with new Shares not exceeding 20% of the issued share capital of the Company;
"Latest Practicable Date"	25th April, 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time;
"New Share Option Scheme"	the new share option scheme to be adopted by the Company pursuant to the Ordinary Resolutions in its present or any amended form;
"Offer"	the offer of an Option made in accordance with the New Share Option Scheme;
"Option"	an option to subscribe for Shares granted pursuant to the New Share Option Scheme;
"Option Period"	in respect of any particular Option, the period to be notified by the Board to each Grantee which the Board may in its absolute discretion determine as the period during which such Option may be exercised, save that such period shall not be more than 10 years from the Commencement Date;
"Ordinary Resolutions"	the ordinary resolutions to be proposed and passed at the AGM for the termination of the Existing Share Option Scheme and the adoption of the New Share Option Scheme;

"Repurchase Mandate"	the general and unconditional mandate to the Directors authorising repurchases of Shares by the Company on the Stock Exchange not exceeding 10% of the issued share capital of the Company;
"Shareholders"	holder(s) of Share(s);
"Shares"	fully paid shares of HK$0.10 each of the Company (or such other nominal amount prevailing from time to time);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subscription Price"	the price per Share at which a Grantee may subscribe for Shares on the exercise of an Option under the New Share Option Scheme;
"Subsidiary" or "Subsidiaries"	a subsidiary or subsidiaries (within the meaning of the Companies Ordinance or the Companies Act and/or the Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants) of the Company for the time being and from time to time;
"substantial shareholder"	shall have the meaning ascribed to it under Rule 1.01 of the Listing Rules; and
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers.



ONFEM HOLDINGS LIMITED
東方有色集團有限公司 *
(Incorporated in Bermuda with limited liability)

Directors:
Gao Dezhu
Wang Xingdong
Yan Xichuan
Li Shiming
He Xiaoli
Tam Wai Chu, Maria#
Lam Chun, Daniel#
Selwyn Mar#

Principal place of business in Hong Kong:
18th Floor, China Minmetals Tower
79 Chatham Road South
Tsimshatsui
Kowloon
Hong Kong

Independent Non-executive Directors

29th April, 2003

To the Shareholders

Dear Sir or Madam,

TERMINATION OF THE EXISTING SHARE OPTION SCHEME APPROVAL OF NEW SHARE OPTION SCHEME AND GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES

INTRODUCTION

The Company adopted the Existing Share Option Scheme on 30th September, 1993. As the Stock Exchange has amended Chapter 17 of the Listing Rules relating to share option schemes, it is proposed to adopt the New Share Option Scheme and terminate the Existing Share Option Scheme.

It is also proposed to grant to the Directors the Issuance Mandate and the Repurchase Mandate.

The purpose of this circular is to provide you with the information of the Ordinary Resolutions which are necessary for the proposals to be implemented and proposed at the AGM for the approval of the termination of the Existing Share Option Scheme and the simultaneous adoption

* *For identification purpose only*

of the New Share Option Scheme and in respect of the General Mandate Resolutions to be proposed at the AGM for the approval of the granting of the Issuance Mandate and the Repurchase Mandate to the Directors.

EXISTING SHARE OPTION SCHEME

Under the Existing Share Option Scheme, no option is outstanding and exercisable. The operation of the Existing Share Option Scheme shall be terminated with effect from the conclusion of the AGM, such that no further options will be granted under the Existing Share Option Scheme after its termination but in all respects the provisions of the Existing Share Option Scheme shall remain in full force and effect.

NEW SHARE OPTION SCHEME

Principal terms of the New Share Option Scheme

A summary of the principal terms of the New Share Option Scheme is set out in the Appendix I to this circular.

Reasons for the New Share Option Scheme

Under the New Share Option Scheme, the Directors may grant Options to any directors or employees of any company of the Group, and any advisers of, consultants of, contractors to any company of the Group or any person who has any relationship (whether business or otherwise) with any company of the Group or any person whom the Directors consider, in their sole discretion, have contributed, or will contribute, or can contribute to the Group. The New Share Option Scheme will enable the Group to offer valuable incentive to attract and retain quality personnel and other persons to work to increase the value of the Shares. To this end, the Directors may specify the minimum period, if any, for which an Option must be held or the performance targets, if any, that must be achieved before the Option can be exercised. The Directors further consider that in order to enable the Group to motivate the Eligible Person to optimize their performance and efficiency for the benefit of the Group and to attract and retain or otherwise maintain on-going business relationship with such Eligible Person whose contributions are or will be beneficial to the long term growth of the Group, it is important that the Group should be permitted to provide them an opportunity to have a personal stake in the Company.

Conditions of the New Share Option Scheme

The New Share Option Scheme is conditional upon:

(a) the approval of the shareholders of the Company at the AGM for the adoption of the New Share Option Scheme;

(b) the Listing Committee of the Stock Exchange granting the approval of the New Share Option Scheme, the subsequent granting of Options under the New Share Option Scheme and granting or agreeing to grant the listing of, and permission to deal in, the new Shares which may be issued and allotted pursuant to the New Share Option Scheme; and

(c) if necessary, the Bermuda Monetary Authority granting permission for the issue and free transfer of any Shares to be issued by the Company pursuant to the exercise of the Option granted under the New Share Option Scheme.

Assuming that there is no change in the issued share capital of the Company between the period from the Latest Practicable Date and the date of the adoption of the New Share Option Scheme, the number of Shares that may be issued pursuant to the New Share Option Scheme will be 77,218,178 Shares, being 10 per cent. of the Company's issued share capital as at the Latest Practicable Date.

Value of the Options

The Directors consider it is inappropriate to value all the Options that can be granted under the New Share Option Scheme on the assumption that they were granted on the Latest Practicable Date, as a number of factors which are crucial for the determination of the valuation cannot be determined at this stage. Such factors include the exercise period and the conditions, such as performance targets, if any, that an Option is subject to. Accordingly, any valuation of the Options based on a large number of speculative assumptions would not be meaningful and would be misleading to the Shareholders.

Listing and dealings

Application has been made to the Listing Committee of the Stock Exchange for the granting of the approval of the New Share Option Scheme, the subsequent granting of Options under the New Share Option Scheme and granting of the listing of, and permission to deal in, the new Shares to be issued and allotted pursuant to exercise of the Option granted under the New Share Option Scheme.

The Shares are only listed on the Stock Exchange and not on any other stock exchange.

ISSUANCE MANDATE AND REPURCHASE MANDATE

It will be proposed at the AGM to approve the granting of new general mandates to the Directors:

(a) to allot, issue and deal with new Shares of an aggregate nominal amount not exceeding 20 per cent. of the issued share capital of the Company on the date of the passing of the General Mandate Resolutions; and

(b) to repurchase Shares on the Stock Exchange of an aggregate nominal amount not exceeding 10 per cent. of the issued share capital of the Company on the date of the passing of the General Mandate Resolutions.

In accordance with the requirements of the Listing Rules, the Company is required to send to the Shareholders an explanatory statement containing all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the grant of the Repurchase Mandate. An explanatory statement as required by the Listing Rules in connection with the Repurchase Mandate is set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

A notice convening the AGM to be held on Thursday, 29th May, 2003 is set out on pages 26 to 31 in the 2002 Annual Report. At the AGM, it is proposed to approve the Ordinary Resolutions and the General Mandate Resolutions. A form of proxy for use at the AGM is also enclosed with the 2002 Annual Report. You are requested to complete the form of proxy and return it to the principal place of business in Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the AGM or any adjournment thereof, whether or not you intend to be present at the AGM. Completion and return of the form of proxy will not prevent you from attending and voting in person at the AGM or any adjournment thereof should you so wish.

RECOMMENDATION

The Directors believe that the proposed adoption of the New Share Option Scheme, the granting of the Issuance Mandate and the Repurchase Mandate are in the best interests of the Company and the Shareholders. Accordingly the Directors recommend you to vote in favour of all the Ordinary Resolutions and the General Mandate Resolutions to be proposed at the AGM.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors jointly and severally accept responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries and that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

DOCUMENT AVAILABLE FOR INSPECTION

A draft of the rules of the New Share Option Scheme will be available for inspection at the principal place of business of the Company in Hong Kong at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong during normal business hours from the date of this circular up to and including 29th May, 2003 and at the AGM.

Yours faithfully,
For and on behalf of the Board
Wang Xingdong
Managing Director

The following is a summary of the principal terms of the New Share Option Scheme:

1. PURPOSE OF THE SCHEME

The purpose of the New Share Option Scheme is to recognize and acknowledge the contributions that the Eligible Person had made or may from time to time make to the Group whether in the past or in the future.

The New Share Option Scheme will provide the Eligible Person with an opportunity to have a personal stake in the Company with the view to achieving the following objectives:

(i) motivate the Eligible Person to optimize their performance and efficiency for the benefit of the Group; and

(ii) attract and retain or otherwise maintain ongoing business relationship with the Eligible Person whose contributions are or will be beneficial to the long term growth of the Group.

2. WHO MAY JOIN

The Eligible Person who can participate in the New Share Option Scheme are any directors or any employees of any company of the Group and any advisers of, consultants of, contractors to any company of the Group or any person who has any relationship (whether business or otherwise) with any company of the Group or any person whom the Directors consider, in their sole discretion, has contributed or will contribute or can contribute to the Group.

3. SUBSCRIPTION PRICE OF SHARES

The Subscription Price in respect of any particular Option shall be a price as the Board may in its absolute discretion determine at the time of grant of the relevant Option and shall not be less than the highest of (i) the closing price per Share as stated in the Stock Exchange's daily quotations sheet on the date of the grant of the relevant Option; (ii) the amount equivalent to the average closing price per Share as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of the grant of the relevant Option; and (iii) the nominal value of a Share.

4. MAXIMUM NUMBER OF SHARES

(i) The maximum number of Shares to be issued upon exercise of all outstanding Options granted and yet to be exercised under the New Share Option Scheme and any other share option schemes of the Company ("Other Schemes") must not in

aggregate exceed 30 per cent. of the issued share capital of the Company from time to time. No Option may be granted under any schemes of the Company (including the New Share Option Scheme) if this will result in the said 30 per cent. limit being exceeded.

(ii) The total number of Shares which may be issued upon exercise of all Options (excluding, for this purpose, Options which have lapsed in accordance with the terms of the New Share Option Scheme and all Other Schemes) to be granted under the New Share Option Scheme and any Other Schemes must not, in aggregate, exceed 10 per cent. of the issued share capital of the Company at the date of the approval of the New Share Option Scheme by the Shareholders ("Scheme Mandate Limit") unless Shareholders' approval has been obtained pursuant to sub-paragraph (iv) below.

(iii) The Scheme Mandate Limit may be refreshed by Shareholders in general meeting from time to time provided that the Scheme Mandate Limit so refreshed must not exceed 10 per cent. of the issued share capital of the Company at the date of the approval of the refreshment by the Shareholders. Upon any such refreshment, all Options previously granted under the New Share Option Scheme and Other Schemes including those outstanding, cancelled, lapsed in accordance with the terms of the New Share Option Scheme and all Other Schemes or options which have been exercised shall not be counted for the purpose of calculating whether the refreshed Scheme Mandate Limit has been exceeded. A circular must also be sent to the Shareholders containing such information from time to time required by the Stock Exchange under the Listing Rules.

(iv) The Board may seek separate Shareholders' approval in general meeting to grant Options beyond the Scheme Mandate Limit provided the Options in excess of the Scheme Mandate Limit are granted only to the Eligible Person specified by the Company before such approval is sought and the Company must issue a circular to the Shareholders containing such information from time to time required by the Stock Exchange under the Listing Rules in relation to any such proposed grant to such Eligible Person.

(v) No Options may be granted to any Eligible Person which, if exercised in full, would result in the total number of Shares issued and to be issued upon exercise of the Options already granted or to be granted to such Eligible Person under the New Share Option Scheme (including exercised, cancelled and outstanding Options) in the 12-month period up to and including the date of such new grant exceeding 1 per cent. of the issued share capital of the Company as at the date of such new grant. Any grant of further Options above this limit shall be subject to requirements provided under the Listing Rules.

5. GRANT OF OPTIONS TO CONNECTED PERSONS OR ANY OF THEIR RESPECTIVE ASSOCIATES

Any grant of Options to a Director, chief executive (other than a proposed Director or a proposed chief executive of the Company) or substantial shareholder of the Company or any of their respective associates must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the Grantee of the Option).

Where Options are proposed to be granted to a substantial shareholder of the Company or an independent non-executive Director or any of their respective associates, and the proposed grant of Options would result in the Shares issued and to be issued upon exercise of all Options already granted (including exercised, cancelled and outstanding Options) to such person in the 12-month period up to and including the date of the grant of such Options to represent in aggregate over 0.1 per cent. of the total issued Shares for the time being and have an aggregate value (based on the closing price of a Share at each date of the grant of these Options) exceeding HK$5,000,000, the proposed grant shall be subject to the approval of Shareholders in general meeting in accordance with the Listing Rules. The Company must also send a circular containing information as required under the Listing Rules to the Shareholders.

6. TIME OF ACCEPTANCE AND EXERCISE OF OPTION

An Offer may be accepted by the Grantee within 28 days from the date of the Offer. A consideration of HK$10.00 is payable on acceptance of the Offer.

An Option may be exercised in accordance with the terms of the New Share Option Scheme at any time during a period to be determined and notified by the Directors to each Grantee, which period may commence on the day on which the Offer is made but shall end in any event not later than 10 years from the date of the Board makes an Offer subject to the provisions for early termination thereof.

There is no general requirement on the minimum period for which an Option must be held under the term of the New Share Option Scheme. However, at the time of granting an Option, the Board may, on a case by case basis, make such grant subject to such conditions, restrictions or limitations in relation to the minimum period of the Options to be held as the Board may determine in its absolute discretion.

7. PERFORMANCE TARGETS

The Directors may at their absolute discretion specify the performance targets, if any, that must be achieved before the Option can be exercised.

8. RIGHTS ARE PERSONAL TO GRANTEE

An Option shall be personal to the Grantee and shall not be assignable or transferable and no Grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any Option.

9. RIGHTS ON CEASING EMPLOYMENT

(i) If the Grantee who is an Employee ceases to be an Employee for any reason other than his death or the termination of his employment on one or more of the following grounds that:

(a) he has been guilty of serious misconduct; or

(b) he becomes insolvent or is unable or has no reasonable prospect of being able to pay debts which are due or has committed any act of bankruptcy or has become insolvent or has made any arrangements or composition with his creditors generally; or

(c) he has been convicted of any criminal offence involving his integrity or honesty or any other ground on which an employer would be entitled to terminate his employment at common law or pursuant to any applicable laws or under the Grantee's services contract with any company of the Group,

the Grantee may exercise the Option (to the extent not already exercised) within a period of 3 months following the date of cessation of such employment, failing which the Option will lapse.

(ii) If the Grantee who is a director, an adviser of, a consultant of or a contractor to any company in the Group, or has any relationship (whether business or otherwise) with the Group but not an Employee, ceasing to be a director, an adviser of, a consultant of or a contractor to any company in the Group, or to have any relationship with the Group (as the case may be) for any reason other than his death (in the case of a Grantee being an individual), the Option (to the extent not already exercised) shall be exercised within 3 months following the date of such cessation, failing which the Option will lapse.

10. RIGHTS ON DEATH

If the Grantee dies before exercising the Option in full, provided that none of the events which would be a ground for termination of his employment under paragraph 9(i) above arises prior to his death, his personal representative(s) may exercise the Option up to the Grantee's entitlement (to the extent exercisable as at the date of his death and not exercised) within a period of 12 months following his death or such longer period as the Board may determine, failing which the Option will lapse.

11. EFFECT OF ALTERATIONS TO CAPITAL

In the event of an alteration in the capital structure of the Company, excluding any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company is a party, while an Option is exercisable, such corresponding alterations will be made to the number of nominal amount of Shares subject to unexercised Options, the Subscription Price, the maximum number of Shares subject to the New Share Option Scheme or the method of exercise of the Option. Any such alteration shall be certified by the Auditors as being fair and reasonable (except of a capitalisation of profits or reserves unless otherwise expressly required by the Board), and as giving Eligible Person the same proportion of equity capital as that to which they were previously entitled and as not requiring any Shares to be issued following such adjustment at less than its nominal value as a result thereof. Alteration shall be made on the basis that the relevant total Subscription Price payable by a Grantee on the full exercise of any Option shall remain as nearly as possible the same as it was before such event.

12. RIGHTS ON A GENERAL OFFER

If a general offer is made to all holders of Shares and such offer becomes or is declared unconditional, each Grantee shall be entitled at any time within the period of 14 business days to exercise any Option in full, to the extent that it has not been so exercised.

13. RIGHTS ON WINDING UP

In the event a notice is given by the Company to the Shareholders to convene a general meeting for the purpose of considering and approving a resolution to voluntarily wind up the Company, the Company shall forthwith give notice thereof to the Grantee and the Grantee may by notice in writing to the Company together with a remittance of the Subscription Price in respect of which the notice is given (such notice to be received by the Company not later than 4 business days prior to the proposed shareholders' meeting) exercise the Option (to the extent not already exercised) either to its full extent or to the

extent specified in such notice and the Company shall, as soon as possible and in any event no later than the day immediately prior to the date of the proposed shareholders' meeting, allot and issue such number of Shares credited as fully paid to the Grantee which falls to be issued on such exercise and register the Grantee as the holder thereof.

14. RIGHTS ON A COMPROMISE OR ARRANGEMENT

In the event of a compromise or arrangement between the Company and the shareholders or its creditors being proposed in connection with the scheme for the reconstruction or amalgamation of the Company, the Company shall give notice thereof to all Grantees on the same day as it gives notice of the meeting to the shareholders or creditors to consider such scheme and the Grantee may by notice in writing to the Company together with a remittance for the subscription price in respect of which the notice is given (such notice to be received by the Company not later than 4 business days prior to the proposed meeting) exercise the Option (to the extent not already exercised) either to its full extent or to the extent specified in such notice and the Company shall, as soon as possible and in any event no later than the day immediately prior to the date of the proposed meeting, allot and issue such number of Shares credited as fully paid to the Grantee which falls to be issued on such exercise and registered the Grantee as the holder thereof.

15. RANKING OF SHARES

Shares allotted on the exercise of Options will rank pari passu with the existing fully paid Shares in issue on the Allotment Date and shall entitle the holders to participate in all dividends or other distributions paid or made after the Allotment Date except in respect of any dividend or other distribution previously recommended or resolved to be paid or made if the record date therefor shall be on or before the Allotment Date.

16. PERIOD OF THE SCHEME

The New Share Option Scheme will remain in force for a period of 10 years from the date of adoption of such scheme.

17. LAPSE OF OPTION

An Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the earliest of:

(i) the expiry of the Option Period;

(ii) the expiry of any of the periods referred to in paragraphs 9 and 10 above;

(iii) subject to there being no order by any court of competent jurisdiction prohibiting the offeror to acquire the remaining Shares in the offer, the expiry of the period referred to in paragraph 12 above;

(iv) subject to paragraph 13, the date of the commencement of the winding-up of the Company;

(v) subject to paragraph 14, the date when the proposed compromise or arrangement becomes effective;

(vi) the date of which the Grantee who is an Employee ceases to be an Employee by reason of the termination of his employment on the grounds as referred to in paragraph 9(i) above;

(vii) the happening of any of the following events, unless otherwise waived by the Board:

(a) any liquidator, provisional liquidator, receiver or any person carrying out any similar function has been appointed anywhere in the world in respect of the whole or any part of the asset or undertaking of the Grantee (being a body corporate);

(b) the Grantee (being a body corporate) has ceased or suspended payment of its debts, become unable to pay its debts (within the meaning of section 178 of the Companies Ordinance or any similar provisions under the Companies Act) or otherwise become insolvent;

(c) there is any unsatisfied judgement, order or award outstanding against the Grantee;

(d) there are circumstances which entitle any person to take any action, appoint any person, commence proceedings or obtain any order of the type mentioned in sub-paragraphs (a), (b) or (c) above against any Grantee;

(e) a bankruptcy order has been made against any director of the Grantee (being a body corporate) in any jurisdiction; or

(f) a petition for bankruptcy has been presented against any director of the Grantee (being a body corporate) in any jurisdiction;

(viii) the date on which the Grantee commits a breach of term under paragraph 8, if the Board shall exercise the Company's right to cancel the Option;

(ix) the date on which the Grantee commits a breach of any condition attached to the grant of its Option, if the Board shall exercise the Company's right to cancel the Option; or

(x) the date on which the Board considers that the Grantee fails to meet the continuing eligibility criteria under the New Share Option Scheme, if the Board shall exercise the Company's right to cancel the Option.

18. ALTERATION OF THE NEW SHARE OPTION SCHEME

Those specific provisions of the New Share Option Scheme which relate to the matters set out in Rule 17.03 of the Listing Rules cannot be altered to the advantage of Eligible Person, and no changes to the authority of the Board in relation to any alteration of the terms of the New Share Option Scheme shall be made, without the prior approval of Shareholders in general meeting. Any alterations to the terms or conditions of the New Share Option Scheme which are of a material nature must also be approved by the Shareholders in general meeting, except where the alteration take effect automatically under the existing terms of the New Share Option Scheme.

19. CANCELLATION OF UNEXERCISED OPTION

The Board shall have the absolute discretion to cancel any Option granted at any time provided that where an Option is cancelled and a new Option is proposed to be issued to the same Grantee, the issue of such new Option may only be made with available unissued Options (excluding, for this purpose, all cancelled Options) within the limits approved by Shareholders referred to in the paragraph 4 above.

20. TERMINATION

The Company by resolution in general meeting or the Board may terminate the New Share Option Scheme at any time, but Options granted prior to such termination shall continue to be valid and exercisable in accordance with the rules of such scheme.

This Appendix serves an explanatory statement, as required by the Listing Rules, to provide requisite information to you for consideration of the Repurchase Mandate.

1. STOCK EXCHANGE RULES FOR REPURCHASES OF SECURITIES

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their securities on the Stock Exchange subject to certain restrictions, the most important of which is summarised below:

The Listing Rules provide that all proposed repurchases of securities on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by Shareholders by an ordinary resolution, either by way of a general mandate, or by a special approval in relation to specific transactions.

2. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 772,181,783 Shares. Subject to the passing of the General Mandate Resolutions, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 77,218,178 fully-paid Shares on the basis that no further Shares will be issued or repurchased prior to the date of the AGM.

3. REASONS FOR REPURCHASES

The Directors believe that the Repurchase Mandate is in the interests of the Company and the Shareholders.

The Directors have no present intention to repurchase any Shares but consider that the Repurchase Mandate will provide the Company the flexibility to do so when appropriate. Such repurchases may enhance the net value of the Company and/or earning per Share.

4. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association and bye-laws and the laws of Bermuda.

Bermuda law provides that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the purchased shares, or the profits that would otherwise be available for distribution by way of dividend or the proceeds of a new issue of shares made for such purpose. The amount of premium payable on redemption may only be paid out of either the profits that would otherwise

be available for distribution by way of dividend or out of the share premium or contributed surplus accounts of the Company. Under Bermuda law, the shares so repurchased will be treated as cancelled but the aggregate amount of authorized share capital will not be reduced so that the shares may be subsequently re-issued.

The Directors intend to apply the capital paid up on the relevant Shares or the profits that would otherwise be available for distribution by way of dividend for any repurchases of its Shares.

As compared with the financial position of the Company as at 31st December, 2002 (being the date of its latest audited accounts), the Directors consider that there might be a material adverse impact on the working capital and on the gearing position of the Company in the event that the proposed purchases were to be carried out in full during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in circumstances, have a material adverse impact on the working capital or gearing ratio of the Company.

5. DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSON

None of the Directors nor, to the best of their knowledge and belief and having made all reasonable enquires, any of their associates, has any present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell Shares to any company of the Group.

No connected person of the Company has notified the Company that he has a present intention to sell Shares to the Company nor has he undertaken not to sell any of the Shares held by him to the Company, in the event that the Company is authorized to make repurchases of Shares.

6. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed resolution in accordance with the Listing Rules and all applicable laws of Bermuda, and in accordance with the regulations set out in the memorandum of association and bye-laws of the Company.

7. EFFECT OF TAKEOVERS CODE

A repurchase of Shares by the Company may result in an increase in the proportionate interests of a substantial shareholder of the Company in the voting rights of the Company, such increase will be treated as an acquisition for the purpose of the Takeovers Code.

As a result, a shareholder, or group of shareholders acting in concert, depending on the level of increase of the shareholder's interest, could obtain or consolidate control of the Company and could give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, China Nonferrous Metals Holdings (Cook Islands) Limited ("CNMH") had an attributable interest of approximately 53.87 per cent. of the issued share capital of the Company. In the event that the Directors should exercise in full the power to repurchase Shares pursuant to the Repurchase Mandate, the shareholdings of CNMH in the Company would be increased to approximately 59.86 per cent. of the issued share capital of the Company and such increase will not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. Save as disclosed aforesaid, the Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases to be made under the Repurchase Mandate.

8. GENERAL

There have been no repurchases of any Shares by the Company (whether on the Stock Exchange or otherwise) made in the 6 months preceding the date of this circular.

During each of the previous 12 months, the highest and lowest traded prices for Shares on the Stock Exchange were as follows:

Month	Per Share	
	Highest	Lowest
	HK$	*HK$*
2002		
April	0.550	0.450
May	0.610	0.465
June	0.570	0.435
July	0.570	0.380
August	0.400	0.280
September	0.390	0.320
October	0.350	0.300
November	0.330	0.295
December	0.330	0.295
2003		
January	0.320	0.280
February	0.320	0.280
March	0.320	0.300

此乃要件　請即處理

閣下對本通函任何內容如有任何疑問，應諮詢閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有東方有色集團有限公司股份，應立即將本通函送交買主或承讓人、或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



ONFEM HOLDINGS LIMITED
東方有色集團有限公司 *
(於百慕達註冊成立之有限公司)

終止現行購股權計劃
批准新購股權計劃及
發行及購回股份之一般授權

東方有色集團有限公司謹訂於二零零三年五月二十九日星期四上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行股東週年大會。二零零二年年報隨附股東週年大會通告及會上使用之代表委任表格。

無論閣下是否有意出席股東週年大會，務請儘快將隨附之代表委任表格按其列印之指示填妥，而無論如何須於股東週年大會或其任何續會指定舉行時間四十八小時前交回本公司之香港主要營業地點，地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓。填妥及交回代表委任表格後，閣下仍可親身出席股東週年大會或其任何續會，並於會上投票。

* *僅供識別*

二零零三年四月二十九日

目錄

頁次

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「二零零二年年報」	本公司二零零二年年報；
「股東週年大會」	本公司將於二零零三年五月二十九日星期四上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行之股東週年大會，以考慮及(如適當)通過二零零二年年報隨附大會通告所載之決議案；
「配發日期」	承授人因行使所獲授購股權所附權利而獲配發及發行股份之日期；
「聯繫人」	上市規則第1.01條所定義者；
「核數師」	本公司當時之核數師或本公司不時委任之獨立財務顧問；
「董事會」	包括獨立非執行董事在內之本公司董事會或其正式授權之委員會；
「營業日」	香港銀行之一般營業日(不包括星期六及星期日)；
「行政總裁」	上市規則第1.01條所定義者；
「生效日期」	就個別購股權而言，指根據新購股權計劃條款被視為授出及接納購股權之日期；
「公司法」	不時修訂、補充或以其他方式作出修改之百慕達一九八一年公司法；

「公司條例」	不時修訂、補充或以其他方式作出修改之香港法例第32章公司條例；
「本公司」	東方有色集團有限公司，於百慕達註冊成立之受豁免有限公司；
「關連人士」	上市規則第1.01條所定義者；
「董事」	於本公司擔任董事職務（不論職銜為何）或文義另有所指之任何人士；
「合資格人士」	本集團屬下任何公司之任何董事或任何僱員，以及本集團屬下任何公司之任何諮詢人、顧問或承包商，或與本集團屬下任何公司有任何關係（無論業務或其他關係）之任何人士，或董事會全權認為對本集團曾作出貢獻或將作出貢獻之任何人士；
「僱員」	獲授購股權時在本集團屬下任何公司任職（不論全職或兼職）之任何僱員，包括本集團屬下任何公司之董事；
「現行購股權計劃」	本公司於一九九三年九月三十日舉行之股東週年大會上採納之現行購股權計劃；
「一般授權決議案」	將於股東週年大會上提呈及通過之普通決議案，以批准授出發行授權及購回授權；
「承授人」	根據新購股權計劃條款接納要約之任何合資格人士，或（如文義許可）因原有承授人身故而有權接收該等購股權之法定個人代表；
「本集團」	本公司及其附屬公司；

「香港」	中華人民共和國香港特別行政區；
「港元」	香港現時之法定貨幣；
「發行授權」	給予董事會之一般及無條件授權，以行使所有本公司之權力配發、發行及以其他方式處置不超過本公司已發行股本20%之新股份；
「最後可行日期」	二零零三年四月二十五日，本通函付印前確定其中所載若干資料之最後可行日期；
「上市規則」	不時修訂、補充或以其他方式作出修改之香港聯合交易所有限公司證券上市規則；
「新購股權計劃」	本公司將根據普通決議案(不論有否作出修改)採納之新購股權計劃；
「要約」	根據新購股權計劃提出之購股權要約；
「購股權」	根據新購股權計劃授出可認購股份之購股權；
「購股權行使期」	就個別購股權而言，指董事會所全權釐定並知會各承授人可行使購股權之期間，惟該期間不得超過生效日期起計10年；
「普通決議案」	將於股東週年大會上提呈及通過之普通決議案，以終止現行購股權計劃及採納新購股權計劃；

「購回授權」	給予董事會之一般及無條件授權，以批准本公司於聯交所購回不超過本公司已發行股本10%之股份；
「股東」	股份持有人；
「股份」	本公司每股面值0.10港元或不時以其他面值發行之繳足股份；
「聯交所」	香港聯合交易所有限公司；
「認購價」	承授人根據新購股權計劃行使購股權時認購股份之每股價格；
「附屬公司」	本公司當時及不時之附屬公司（公司條例或公司法及／或香港會計師公會頒佈之會計實務準則所定義者）；
「主要股東」	上市規則第1.01條所定義者；及
「收購守則」	香港公司收購及合併守則。



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

董事：
高德柱
王幸東
閻西川
李世銘
何小麗
譚惠珠#
林濬#
馬紹援#

香港主要營業地點：
香港
九龍
尖沙咀
漆咸道南79號
中國五礦大廈
18樓

\# *獨立非執行董事*

敬啟者：

終止現行購股權計劃
批准新購股權計劃及
發行及購回股份之一般授權

緒言

本公司於一九九三年九月三十日採納現行購股權計劃。由於聯交所曾就上市規則第17章有關購股權計劃之規定作出修改，因此本公司建議採納新購股權計劃及終止現行購股權計劃。

本公司亦建議授予董事會發行授權及購回授權。

本通函旨在為閣下提供有關普通決議案之所需資料，以便於股東週年大會上落實及提呈有關批准終止現行購股權計劃及隨即採納新購股權計劃之建議，以及提供有關

* *僅供識別*

於股東週年大會上提呈有關批准授予董事會發行授權及購回授權之一般授權決議案之資料。

現行購股權計劃

根據現行購股權計劃，並無尚未行使及可行使之購股權。現行購股權計劃之運作將於股東週年大會完結時終止，其後不得根據現行購股權計劃授出任何購股權，惟現行購股權計劃之所有規定在各方面將繼續全面生效及有效。

新購股權計劃

新購股權計劃之主要條款

新購股權計劃之主要條款概要載於本通函附錄一。

新購股權計劃之理由

根據新購股權計劃，董事會可向本集團屬下任何公司之董事或僱員、諮詢人、顧問、承包商、或與本集團屬下任何公司有任何業務或其他關係之任何人士，或董事會全權認為曾經、將會或可能對本集團作出貢獻之任何人士授出購股權。本集團可藉新購股權計劃吸納及挽留傑出員工及向其他提高股份價值之人士提供獎勵。董事會可訂明於行使購股權前須持有購股權之最短期間（如有）或須達到之表現指標（如有），從而達到新購股權計劃之目的。此外，董事會認為新購股權計劃可為合資格人士提供擁有本公司股權之機會，以鼓勵合資格人士為本集團利益發揮最佳表現及效率，以及吸納及挽留現時或將會對本集團長遠發展有貢獻之合資格人士，或與彼等維持長久之業務關係。

新購股權計劃之條件

新購股權計劃須待下列條件達成後方可作實：

(a) 本公司股東在股東週年大會上批准採納新購股權計劃；

(b) 聯交所上市委員會批准新購股權計劃、其後根據新購股權計劃授出購股權及因行使根據新購股權計劃授出之購股權而須發行及配發之股份上市及買賣；及

(c) 如有必要，獲百慕達金融管理局批准本公司因根據新購股權計劃所授出購股權獲行使而須發行之任何股份發行及自由轉讓。

假設於最後可行日期至採納新購股權計劃日期期間，本公司已發行股本並無變動，則根據新購股權計劃可發行之股份數目將為77,218,178股股份，相等於本公司於最後可行日期已發行股本之10%。

購股權之價值

董事會認為，由於計算購股權價值所須之多項變數尚未確定，故此不宜列出假設該等購股權已於最後可行日期根據新購股權計劃授出之情況下有關購股權之價值。上述變數包括行使期以及購股權須符合之條件，包括表現指標(如有)。因此，根據多項假設資料計算購股權價值並無意義，且會誤導股東。

上市及買賣

本公司已向聯交所上市委員會申請批准新購股權計劃、其後根據新購股權計劃授出購股權及因行使根據新購股權計劃授出之購股權而須發行及配發之股份上市及買賣。

股份僅在聯交所上市，並無在任何其他證券交易所上市。

發行授權及購回授權

本公司將於股東週年大會上提呈批准向董事會授出新一般授權之建議：

(a) 以配發、發行及處置新股份之總面值不得超過通過一般授權決議案當日本公司已發行股本20%；及

(b) 以在聯交所購回股份之總面值不得超過通過一般授權決議案當日本公司已發行股本10%。

根據上市規則之規定，本公司須向股東寄發一份說明函件，載述股東於考慮就投票贊成或反對授出購回授權而作出知情決定時所須之所有資料。上市規則規定之購回授權說明函件載於本通函附錄二。

股東週年大會

股東週年大會將於二零零三年五月二十九日星期四舉行，大會通告載於二零零二年年報第26至31頁。本公司將於股東週年大會建議通過普通決議案及一般授權決議案。二零零二年年報隨附股東週年大會之代表委任表格，務請儘快將代表委任表格按其列印之指示填妥，而無論如何須於股東週年大會或其任何續會指定舉行時間四十八小時前交回本公司之香港主要營業地點。填妥及交回代表委任表格後，閣下仍可親身出席股東週年大會或其任何續會，並於會上投票。

推薦建議

董事會相信，建議採納之新購股權計劃以及授出發行授權及購回授權符合本公司及股東之最佳利益。因此，董事會建議閣下投票贊成擬於股東週年大會上提呈之所有普通決議案及一般授權決議案。

責任聲明

本通函載有上市規則規定有關本集團之詳細資料。董事會各成員共同及各自對本通函所載資料之準確性負責，並在作出所有合理查詢後確認，就彼等所知及所信，本通函並無遺漏其他事實以致所載之任何陳述有所誤導。

備查文件

新購股權計劃之規則草案由本通函日期起計至二零零三年五月二十九日(包括該日)之一般營業時間內在本公司香港主要營業地點，地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓，及於股東週年大會上可供查閱。

此致

列位股東 台照

承董事會命
董事總經理
王幸東
謹啟

二零零三年四月二十九日

以下為新購股權計劃主要條款概要：

1. 本計劃之目的

新購股權計劃旨在認許及表揚合資格人士在以往曾經或日後可能不時對本集團作出之貢獻。

新購股權計劃將向合資格人士提供擁有本公司股權之機會，從而達到下列目標：

(i) 鼓勵合資格人士為本集團利益發揮最佳表現及效率；及

(ii) 吸納及挽留現時或將會對本集團長遠發展有貢獻之合資格人士，或與彼等維持長久之業務關係。

2. 參與人士

可參與新購股權計劃之合資格人士為本集團屬下任何公司之董事、僱員、諮詢人、顧問或承包商、與本集團屬下任何公司有業務或其他關係之任何人士，或董事會全權酌情認為曾經或可能對本集團作出貢獻之任何人士。

3. 股份認購價

個別購股權所涉及認購價將於授出有關購股權時由董事會全權釐定，而認購價不得低於(i)授出有關購股權當日聯交所每日報價表所示之股份收市價；(ii)授出有關購股權當日前5個營業日聯交所每日報價表所示之股份平均收市價；及(iii)股份面值之最高者。

4. 股份數目上限

(i) 因行使根據新購股權計劃及本公司任何其他購股權計劃（「其他計劃」）授出而尚未行使之所有購股權而可能發行之股份數目上限，合共不得超過

本公司不時之已發行股本30%。根據本公司任何計劃(包括新購股權計劃)授出之購股權概不得導致超出上述30%限額。

(ii) 因行使根據新購股權計劃及任何其他計劃授出之所有購股權(不包括根據新購股權計劃及所有其他計劃之條款已失效之購股權)而可能發行之股份總數，不得超過股東在股東大會上批准新購股權計劃當日本公司已發行股本10%(「計劃授權上限」)，惟按下文第(iv)分段所述獲股東批准則除外。

(iii) 計劃授權上限可不時由股東在當時舉行之股東大會上重新釐定，惟重新釐定之計劃授權上限不得超過股東批准重新釐定當日本公司已發行股本10%。重新釐定後，先前根據新購股權計劃及其他計劃授出之所有購股權(包括根據新購股權計劃及所有其他計劃之條款尚未行使、已註銷及已失效之購股權及已行使之購股權)不得計算在內，以判定是否超過已重新釐定之計劃授權上限。本公司須向股東寄發按聯交所之要求載有上市規則不時規定之資料之通函。

(iv) 董事會或會在股東大會上徵求股東批准授出超過計劃授權上限之購股權，惟超過計劃授權上限之購股權只可授予本公司於徵求批准前已指定之合資格人士，而本公司須向股東寄發按聯交所之要求載有上市規則不時規定有關建議向該合資格人士授出購股權之資料之通函。

(v) 不得向任何合資格人士再行授出購股權，而導致該合資格人士於截至及包括授出購股權當日止12個月期間因全面行使根據新購股權計劃已獲授及將獲授之購股權(包括已行使、已註銷及尚未行使之購股權)而已獲發行及可獲發行之股份總數，超過授出購股權當日本公司已發行股本1%。倘再行授出超過上述限額之購股權，則必須遵守上市規則之規定。

5. 向關連人士或彼等各自之聯繫人授出購股權

向本公司董事、行政總裁(不包括本公司之候任董事或候任行政總裁)、主要股東或彼等各自之聯繫人授出購股權，須經獨立非執行董事(不包括身為購股權承授人之獨立非執行董事)批准。

倘向本公司個別主要股東或獨立非執行董事或彼等各自之聯繫人建議授出購股權，而導致於截至向該人士授出購股權當日止任何12個月期間該人士因行使已獲授之購股權(包括已行使、已註銷及尚未行使之購股權)而獲發行及可獲發行之股份總數超過當時全部已發行股份0.1%，及根據股份於授出購股權當日之收市價計算之總值高於5,000,000港元，則建議授出購股權須根據上市規則經股東在股東大會上批准。本公司須向股東寄發載有上市規則規定之資料之通函。

6. 接納之時間限制及行使購股權

承授人可於接獲要約當日起計28日內接納購股權。接納購股權時須支付10.00港元之代價。

承授人可於董事會釐定及知會之期間根據新購股權計劃條款行使購股權，惟該期間由發出要約當日開始計，而無論如何不得超過董事會發出要約當日起計10年後終止，提早終止則除外。

新購股權計劃條款並無規定須持有購股權之最低期限。然而，董事會或會根據其全權酌情釐定有關持有購股權最低期限之條件、規限或限制授出購股權(視乎情況而定)。

7. 工作表現目標

董事會或會全權酌情決定於行使購股權前須履行之工作表現目標(如有)。

8. 購股權屬承授人個人所有

購股權屬承授人個人所有，不得轉讓或出讓，而承授人不得以任何方式將購股權出售、轉讓、抵押、按揭、設置繁重負擔，或就任何購股權設立以第三者為受益人之任何利益。

9. 終止受僱之權利

(i) 倘身為僱員之承授人因身故或下列一個或以上理由以外之理由：

(a) 嚴重疏忽職守；或

(b) 無力償還債務或未能支付或無合理指望可支付到期之債務或辦理任何破產手續或已無力償還債務或已與債權人普遍訂立任何償債安排或債務重組；或

(c) 已觸犯任何涉及其誠信之刑事罪行或僱主可基於任何其他理由而根據普通法或任何相關法例或承授人與本集團屬下任何公司訂立之服務合約而終止其受僱；

則承授人可於終止受僱當日起計3個月內行使尚未行使之購股權，否則購股權將告失效。

(ii) 倘屬本集團屬下任何公司之董事、諮詢人、顧問或承包商或與本集團有任何業務或其他關係而並非僱員之承授人因身故以外之任何理由(倘承授人為個別人士)不再出任本集團屬下任何公司之董事、諮詢人、顧問或承包商或不再與本集團有任何關係(視乎情況而定)，則承授人可於終止當日起計3個月內行使尚未行使之購股權，否則購股權將告失效。

10. 身故之權利

倘承授人於全數行使購股權前身故，而並無出現上文第9(i)段所述足以終止其受僱之事件，則承授人之法定個人代表可於承授人身故後12個月或董事會釐定之較長期間行使承授人有權行使而尚未行使之購股權，否則購股權將告失效。

11. 股本變動影響

倘本公司股本架構於購股權仍可行使期間出現任何變動(不包括因發行股份作為本公司交易代價而引致之股本架構變動)，則須對尚未行使之購股權所涉及股份數目、認購價、新購股權計劃所涉及股份數目上限或行使購股權之方法作出本公司之核數師證實為公平合理之相應修訂(除董事會特別指定外，不包括將溢利或儲備撥充資本之修訂)，惟作出任何修訂後，合資格人士可獲得已發行股本比例須與修訂前相同，亦不得使股份以低於面值之價格發行，而承授人全面行使任何購股權時應付之總認購價須儘可能接近修訂前之總認購價。

12. 全面收購時之權利

倘向所有股份持有人提出全面收購建議，而有關建議成為或宣佈成為無條件，則承授人可於14個營業日內隨時全數行使任何尚未行使之購股權。

13. 清盤時之權利

倘本公司向股東發出通告召開股東大會，以考慮及批准本公司主動清盤之決議案，則本公司須隨即向承授人發出通知，而承授人可以書面通知本公司(該通知最遲須於建議舉行股東大會當日前4個營業日送交本公司)行使全部或通知書所列數目尚未行使之購股權，並附上通知書所涉及之認購價款項，而本

公司須儘快且無論如何不得遲於建議舉行股東大會日期前一日，向承授人配發及發行因行使購股權而須發行有關數目之股份並入賬列為繳足，並將承授人登記為有關股份之持有人。

14. 達成償債協議或安排時之權利

倘本公司與股東或債權人就本公司重組或合併之計劃達成和解協議或安排，則本公司須於向股東或債權人發出召開考慮有關計劃之會議通告之同日，向承授人發出有關通知，而承授人可以書面通知本公司(該通知最遲須於建議舉行會議當日前4個營業日送交本公司)行使全部或通知書所列數目尚未行使之購股權，並附上通知書所涉及之認購價款項，而本公司須儘快且無論如何不得遲於建議舉行會議日期前一日，向承授人配發及發行因行使購股權而須發行有關數目之股份並入賬列為繳足，並將承授人登記為有關股份之持有人。

15. 股份權利

行使購股權時配發之股份與配發日期之已發行繳足股份享有同等權益，因此持有人可享有配發日期之後派付或作出之所有股息或其他分派，惟先前已建議或決議派付或作出而記錄日期於配發日期當日或之前之任何股息或其他分派除外。

16. 計劃之有效期

新購股權計劃將於採納日期起計10年內有效。

17. 購股權失效

尚未行使之購股權將於下列最早日期自動失效而不得行使：

(i)　購股權行使期屆滿時；

(ii) 上文第9及第10段所述任何期間屆滿時；

(iii) 在具法定地位司法管轄權區之任何法院並無頒令禁止收購者收購要約餘下股份之情況下，上文第12段所述之期間屆滿時；

(iv) 在第13段所述情況下，本公司開始清盤日期；

(v) 在第14段所述情況下，建議之償債協議或安排生效日期；

(vi) 身為僱員之承授人因上文第9(i)段所述理由被終止受僱而不再成為僱員當日；

(vii) 除獲董事會豁免外，發生下列事件時：

(a) 在世界任何地區就屬法人團體之承授人之全部或任何部份資產或業務委任任何清盤人、臨時清盤人、接管人或擔任同類職務之任何人士；

(b) 屬法人團體之承授人不再或停止償還債務或未能償還債務(定義見公司條例第178條或公司法任何類似條文)或無力償還債務；

(c) 未完成執行對承授人之判決、法令或裁決；

(d) 出現若干情況而使任何人士可向任何承授人採取上文第(a)、(b)及(c)分段所述之行動、委任上述人士、展開上述訴訟或獲取上述法令；

(e) 在任何司法管轄權區向屬法人團體之承授人之任何董事頒令破產；

(f) 在任何司法管轄權區向屬法人團體之承授人之任何董事發出申請破產之呈請；

(viii) 倘董事會可行使本公司權力註銷購股權，則承授人違反第8段之條款之日期；

(ix) 倘董事會可行使本公司權力註銷購股權，則承授人違反授出購股權所附任何條件之日期；或

(x) 倘董事會可行使本公司權力註銷購股權，則董事會認為承授人未能繼續符合新購股權計劃所述資格之日期。

18. 修訂新購股權計劃

除非經股東在股東大會上批准，否則與上市規則第17.03條有關之新購股權計劃之指定條文不得作出有利於合資格人士之修訂，亦不得改動有關董事會修訂新購股權計劃條款之權力。新購股權計劃條款及條件之任何重大修訂須經股東在股東大會上批准，根據新購股權計劃之現行條款自動生效之修訂除外。

19. 註銷尚未行使之購股權

董事會可隨時全權決定註銷任何授出之購股權，惟當註銷購股權並建議向同一承授人發行新購股權時，僅可在有足夠未發行購股權(就此而言不包括所有已註銷購股權)之情況下按上文第4段所述股東批准之上限發行上述新購股權。

20. 終止

本公司可在股東大會上通過決議案或由董事會隨時終止新購股權計劃，惟於終止前授出之購股權將繼續有效，並可根據計劃之規定行使。

本附錄乃遵照上市規則發出之說明函件，旨在向閣下提供所需資料以供考慮購回授權。

1. **聯交所購回證券規則**

上市規則准許以聯交所為第一上市交易所之公司在聯交所購回本身證券，惟須遵守若干限制，其中最重要者概述如下：

上市規則規定以聯交所為第一上市交易所之公司在聯交所購回證券之所有建議，均須由股東事先通過普通決議案，以給予公司董事會購回股份之一般授權，或就特定交易給予公司董事會特別批准。

2. **股本**

於最後可行日期，本公司已發行股本包括772,181,783股股份。待通過一般授權決議案後，假設於股東週年大會日期前再無發行或購回股份，則本公司可根據購回授權購回最多77,218,178股全面繳足之股份。

3. **購回理由**

董事會相信購回授權符合本公司及股東之利益。

董事會現時無意購回任何股份，惟董事會認為購回授權可在適用時為本公司提供購回之靈活性。該等購回可提高本公司資產淨值及／或每股盈利。

4. **購回資金來源**

本公司於購回股份時僅可動用根據本公司組織章程大綱及細則以及百慕達法例規定可合法作此用途之資金。

百慕達法例規定就購回股份而支付之資本，僅可自有關股份之實收資本，或可供派發股息之溢利，或就購回而發行新股份之所得款項中撥付。就購回所

須支付之溢價僅可自可供派發股息之溢利，或自本公司之股份溢價賬或繳入盈餘賬中撥付。根據百慕達法例，據此購回之股份將視為已被註銷，惟不扣減法定股本總額，使股份可於日後重新發行。

董事會有意將有關股份之實收資本或可供派發股息之溢利用於購回本身股份。

董事會認為倘於建議購回期間全面行使購回授權，與截至二零零二年十二月三十一日(編撰最新經審核賬目之日期)止之本公司財務狀況比較，則可能對本公司之營運資金或負債資本水平造成重大不利影響。然而，倘行使購回授權會對本公司當時所需之營運資金或資本負債水平造成重大不利影響，則董事會不擬行使購回授權。

5.　董事、彼等之聯繫人及關連人士

本公司之董事及(在作出一切合理查詢後就彼等所知及所信)其任何聯繫人暫無意在購回授權獲股東批准之情況下向本集團屬下任何公司出售股份。

本公司並未獲任何本公司關連人士通知，表示現時有意在本公司獲授權購回股份之情況下向本公司出售股份，亦無承諾不會向本公司出售任何名下股份。

6.　董事承諾

董事會已向聯交所承諾，根據上市規則及百慕達所有適用法例，並按本公司組織章程大綱及細則之規定行使本公司之權力，根據建議決議案購回股份。

7.　收購守則之影響

倘由於本公司購回股份，以致本公司一名主要股東於本公司之投票權比率有所增加，則根據收購守則，該等增加將被視為一項收購。因此，一名股東或

多名一致行動之股東，視乎股東權益之增加水平，可取得或鞏固在本公司之控制權而須根據收購守則第26條提出強制收購建議。

於最後可行日期，China Nonferrous Metals Holdings (Cook Islands) Limited（「CNMH」）於本公司已發行股本中佔有約53.87%權益。倘若董事會全面行使購回授權購回股份，則CNMH於本公司之應佔權益將增加至約59.86%，故CNMH毋須根據收購守則第26條就上述增幅提出全面收購建議。除上文所述者外，董事會並未知悉根據購回授權作出任何購回將引致任何收購守則所述之後果。

8. 一般事項

本公司於本通函刊發日期前六個月概無購回（不論在聯交所或循其他途徑）任何本公司股份。

股份於過去十二個月每月在聯交所錄得之最高及最低成交價：

月份	每股成交價	
	最高	最低
	港元	*港元*
二零零二年		
四月	0.550	0.450
五月	0.610	0.465
六月	0.570	0.435
七月	0.570	0.380
八月	0.400	0.280
九月	0.390	0.320
十月	0.350	0.300
十一月	0.330	0.295
十二月	0.330	0.295
二零零三年		
一月	0.320	0.280
二月	0.320	0.280
三月	0.320	0.300